Exhibit 99.1

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SANDSTORM GOLD LTD. 2013 First Quarter SECTION ONE MANAGEMENT’S DISCUSSION & ANALYSIS 02 For The Period Ended March 31, 2013 This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three months ended March 31, 2013 and related notes thereto which have been prepared in accordance with International Accounting Standards (“IAS”) 34: Interim Financial Reporting using accounting policies in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2012 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The information contained within this MD&A is current to May 8, 2013 and all figures are stated in U.S. dollars unless otherwise noted. Overview The Company is a growth-focused company that seeks to acquire gold and other precious metal purchase agreements (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine’s gold, silver or platinum ("Gold Equivalent") production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams from mines with low production costs, significant exploration potential and strong management teams. The Company currently has ten Gold Streams, three net smelter returns royalties (“NSRs”) and further exposure to NSRs through its controlling interest in Premier Royalty Inc. Outlook Based on the existing Gold Streams and excluding any attributable production relating to Premier Royalty Inc., forecasted 2013 attributable production is between 33,000 – 40,000 Gold Equivalent ounces, increasing to approximately 70,000 of Gold Equivalent per annum by 2016. This growth is driven by the Company’s portfolio of Gold Streams with mines, all of which are either currently producing or expected to commence production by 2015. Management’s Discussion and Analysis Gold sales for the three months ended March 31, 2013 were 8,581 ounces representing an increase of 8% over the comparable period in 2012. Average cash costs for the three months ended March 31, 2013 of $427 per ounce compared with $314 per ounce for the comparable period in 2012. In January 2013, the Company acquired 46,678,221 common shares and 6,965,676 warrants of Premier Royalty Inc., representing approximately 59.9% of the currently issued and outstanding shares. Owning a controlling interest in Premier Royalty Inc. gives Sandstorm continued exposure to smaller stream and royalty acquisitions, allowing Sandstorm’s team to focus on transactions that are material to shareholders. Highlights On February 11, 2013, the Company announced that it has amended its revolving credit agreement to allow the Company to borrow up to $100 million (the “Revolving Loan”) from a syndicate of banks including The Bank of Nova Scotia, Bank of Montreal and National Bank of Canada (the “Syndicate”). The Revolving Loan now has a term of four years, which is extendable by mutual consent of Sandstorm and the Syndicate. The Company entered into a $55 million financing package with Entrée Gold Inc. which includes a $40.0 million production based metal credit purchase agreement, a C$10 million private placement and a $5.0 million net smelter returns royalty. Sandstorm has agreed to purchase metal credits equivalent to 25.7% and 33.8% of Entrée’s 20% share of the gold and silver by-products produced from the Heruga and Hugo North Extension deposits, respectively. Luna announced a reserve and resource update stating that expected annual production would increase to as high as 140,000 ounces of gold production per year at its Aurizona Mine.

SANDSTORM GOLD LTD. 2013 First Quarter SECTION ONE MANAGEMENT’S DISCUSSION & ANALYSIS 03 Aurizona Gold Stream LUNA GOLD CORP. The Company has a Gold Stream to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s (“Luna”) open-pit Aurizona mine, located in Brazil (the “Aurizona Mine”) for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold. The Company has agreed to contribute up to $10.0 million in capital towards the phase one production expansion project (“Phase 1 Expansion”) at Luna's Aurizona Mine. Sandstorm’s contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million. In addition, Sandstorm has committed to issue, if requested by Luna, a $20.0 million non-revolving loan facility with a three year term, which may only be used to fund the Phase 1 Expansion and associated exploration costs and may only be drawn up to July 21, 2014. Any amounts drawn must be repaid by November 30, 2015. No amounts have been drawn to date. In conjunction with Sandstorm’s capital contribution, Luna has provided the Company with a contractual guarantee that the Aurizona Mine will complete its Phase 1 Expansion by the end of 2013. Current activities at the Aurizona Mine include: . Luna announced an increase in reserves to 2.36 million ounces of gold and extended the life of mine to 15 years with production estimated to be between 125,000 and 140,000 ounces per annum at its Aurizona Mine. For further information regarding the results please visit the Luna Gold website at www.lunagold.com. . Luna recently announced that it had received authorization from the Maranhão State Environmental Department to proceed with the construction required to complete the Phase I Expansion at the Aurizona Mine. Serra Pelada Stream COLOSSUS MINERALS INC. The Company has a Gold Stream with Colossus Minerals Inc. (“Colossus”) to purchase an amount equal to 1.5% of the gold and 35% of the platinum produced from the Serra Pelada mine (the “Serra Pelada Mine”) located in Para, Brazil for ongoing per ounce payments equal to the lesser of $400 per ounce of gold and the then prevailing market price of gold, and the lesser of $200 per ounce of platinum and the then prevailing market price of platinum. The Company is not required to contribute any further capital, exploration, or operating expenditures to Colossus. As part of the transaction, the Company also agreed to purchase 35% of the life of mine palladium produced from the Serra Pelada Mine (the “Palladium Stream”) in exchange for paying a $15.0 million deposit plus ongoing payments of $100 per ounce of palladium. Concurrently, the Company entered into a similar back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”) whereby Sandstorm Metals & Energy purchased the Palladium Stream from Sandstorm in exchange for $15.0 million in cash (which the Company received during the three months ended March 31, 2013). Colossus has guaranteed certain minimum annual deliveries for the initial 10 year period, commencing in 2013, so long as the mine is in operation. Colossus has also provided a guarantee that in the event the Serra Pelada Mine shuts down for a period of 24 months and Sandstorm has not recognized cash flow equal to the initial upfront deposit, then Colossus will refund the balance to Sandstorm. In addition, Colossus has agreed to refund a pro-rata portion of the upfront deposit in the event that the Serra Pelada Mine does not achieve a completion test within 48 months of funding. Until April 1, 2015, Colossus has the option to repurchase up to 50% of the agreement by making up to a $39 million payment to Sandstorm, upon receipt of which, the percentage of gold and platinum that Sandstorm is entitled to purchase shall decrease to 0.75% and 17.5%, respectively. The Serra Pelada Mine is a high grade gold-platinum-palladium deposit located in the mineral and mining prolific Carajas region in Para State, northern Brazil. The existing infrastructure and accessibility to the site are excellent due to the close proximity of a number of major mines. During the 1980’s, the Serra Pelada Mine hosted the largest ever gold rush in Latin America with up to 80,000 artisanal miners producing 2.0 million ounces of gold, plus platinum and palladium, from a hand-dug open pit. The Serra Pelada Mine is fully permitted and construction is underway. It is expected to be a high grade, low-cost polymetallic producer. Current activities at the Serra Pelada Mine include: . Colossus is targeting initial production of gold for the second half of 2013. . The site infrastructure is largely complete with the maintenance facilities, camp site, administrative offices and camp kitchen currently in operation. The power line and power house are on track to be commissioned in the second quarter of 2013 while the tailings dam is expected to be ready in conjunction with the commissioning of the mill.

SANDSTORM GOLD LTD. 2013 First Quarter SECTION ONE MANAGEMENT’S DISCUSSION & ANALYSIS 04 Black Fox Gold Stream BRIGUS GOLD CORP. The Company has a Gold Stream to purchase 8% of the life of mine gold produced from Brigus Gold Corp.’s (“Brigus”) open pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from Brigus’ Black Fox Extension (the “Black Fox Extension”), which includes a portion of Brigus’ Pike River concessions, for a per ounce payment equal to the lesser of $500 and the then prevailing market price of gold. The Black Fox Mine began operating as an open pit mine and in mid-2010, Brigus began development of an underground mine. Both open pit and underground operations are running concurrently, feeding the 2,200 tonne-per-day mill. Current activities at the Black Fox Mine include: . Brigus continues its underground exploration at the Black Fox Mine. The exploration program is intended to expand the gold deposit and extend the mine life. Santa Elena Gold Stream SILvERCREST MINES INC. The Company has a Gold Stream to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s (“SilverCrest”) open-pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for a per ounce cash payment equal to the lesser of $350 and the then prevailing market price of gold. SilverCrest has implemented a three year expansion plan to increase metals production at the Santa Elena Mine (open pit and underground). As part of the Santa Elena Gold Stream, if SilverCrest decides to develop an underground mine, Sandstorm will have the right, but not the obligation, to purchase 20% of the payable gold from the underground mine. In consideration, Sandstorm would make an upfront payment that is equal to 20% of the upfront capital expenditures, relating to the gold production, incurred by SilverCrest plus ongoing per ounce payments of $450. Current activities at the Santa Elena Mine include: . SilverCrest expects to release, by the second half of 2013, an updated reserves and resources statement for the Santa Elena Mine, along with the results of a pre-feasibility study for their three year expansion plan (the “Expansion Plan”). . The Expansion Plan includes the installation of a conventional milling and processing facility at the Santa Elena Mine. It is contemplated that this facility will utilize mill feed from the Santa Elena open pit, the Santa Elena underground, Cruz de Mayo satellite deposit and re-treatment of the material on the heap leach pads to recover residual silver and gold values. Bachelor Lake Gold Stream METANOR RESOURCES INC. The Company has a Gold Stream to purchase 20% of the life of mine gold produced from Metanor Resources Inc.’s (“Metanor”) Bachelor Lake gold mine located in Quebec, Canada (the “Bachelor Lake Mine”), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the next 4 years of the Bachelor Lake Gold Stream. The Bachelor Lake Mine is a greenstone hosted gold mine located outside of val d’Or in Quebec, Canada. In 2011, Metanor released the findings from a pre-feasibility study at Bachelor Lake showing underground production of 60,000 ounces of gold per year which will be mined using the low cost long-hole mining method and will utilize the existing and fully functional operating mill and surface infrastructure that is on the mine site.

SANDSTORM GOLD LTD. 2013 First Quarter SECTION ONE MANAGEMENT’S DISCUSSION & ANALYSIS 05 Current activities at the Bachelor Lake Mine include: . Metanor continues its underground drilling campaign at the Bachelor Lake Mine with the intent of increasing its resources. Ming Gold Stream RAMBLER METALS & MINING PLC The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC’s (“Rambler”) Ming Copper-Gold mine, located in Newfoundland, Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. The Ming Mine began commercial production in November 2012. Current activities at the Ming Mine include: . Rambler continues to process high grade ore from the 1807 zone with quality results. Rambler has developed an exploration program to test the plunge extents of this zone, which will include undrilled areas not currently outlined in the resource/ reserve estimate. . Rambler released a favorable preliminary economic assessment that sees the potential for an expansion of the Ming Mine into the lower footwall zone following additional value optimization studies and a feasibility study. Hugo North Extension & Heruga Stream and Ann Mason Royalty ENTRéE GOLD INC. Sandstorm has a Gold Stream with Entrée Gold Inc. (“Entrée”) to purchase an amount equal to 25.7% and 33.8% of Entrée’s 20% share of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively). For consideration, during the three months ended March 31, 2013, the Company paid an upfront cash deposit of $35.0 million and will continue to make ongoing per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver (subject to inflationary adjustments) until approximately 8.6 million ounces of gold and 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price of $500 per ounce of gold and $10 per ounce of silver (subject to inflationary adjustments). Additionally, Sandstorm also purchased 17,857,142 common shares of Entrée (the “Shares”) at a price of C$0.56 per Share for consideration of approximately C$10.0 million. The Company also entered into an agreement with Entree, to purchase an amount equal to 2.5% of Entrée’s 20% share of the copper produced from Hugo North Extension and Heruga, for an upfront payment of $5.0 million. Concurrently, the Company entered into a purchase agreement with Sandstorm Metals & Energy to sell all of the copper purchased from Entrée in return for Sandstorm Metals & Energy making a payment of $5.0 million in shares to Sandstorm Gold and remitting the ongoing per pound payments. The Company also acquired a 0.4% NSR on the future sale of any metals and minerals derived from a portion of the Ann Mason project (which includes the Ann Mason and Blue Hill deposits) in Nevada (the “Ann Mason Project”). In consideration for the royalty, Sandstorm made a $5.0 million payment to Entrée. In addition, Entrée has granted Sandstorm a right of first refusal on any future royalty or metal stream financing for the Ann Mason Project. The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée. Hugo North Extension has a rich porphyry copper-gold deposits and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi desert of Mongolia, approximately 570 kilometers south of the capital city of Ulaanbaatar and 80 kilometers north of the border with China. Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are being developed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the resource deposits of the Hugo North Extension and Heruga.

SANDSTORM GOLD LTD. 2013 First Quarter SECTION ONE MANAGEMENT’S DISCUSSION & ANALYSIS 06 Bracemac-McLeod Gold Stream DONNER METALS LTD. The Company has a Gold Stream with Donner Metals Ltd. (“Donner”), which it entered into via a back-to-back agreement with Sandstorm Metals & Energy, to purchase 24.5% of the life of mine Gold Equivalent produced from the Bracemac-McLeod property located in Quebec, Canada, which is operated by Xstrata Canada Corporation (the “Bracemac-McLeod Mine”). Donner is the owner of a 35% joint venture interest in the Bracemac-McLeod Mine. The Company will continue to make ongoing per ounce payments equal to the lesser of $350 and the then prevailing market price of gold. Additionally, the Company has agreed to provide Donner with a $2.0 million loan via a drawdown facility, bearing 7% interest and expiring on February 1, 2014. As at March 31, 2013, no amounts had been drawn. The Bracemac-McLeod Mine is a high grade volcanogenic massive sulphide deposit located in the historical and prolific mining district of Matagami, Quebec. Continuous mining and milling operations have been active in the Matagami district for almost fifty years with ten previously operating mines and one current producing mine. Xstrata Canada Corporation plans to utilize the existing Matagami mill to produce concentrates of zinc and copper. The Bracemac-McLeod Mine will be an underground mine, accessed via a ramp, and is expected to begin ore production in 2013. Current activities at the Bracemac-McLeod Mine include: . Development of the Bracemac-McLeod Mine continues on schedule, with production scheduled for the second quarter of 2013. Mine pre-production activities have commenced with the objective of having approximately three months of stockpiled and ready-to-blast ore to supply the mill at a rate of 3,000 tonnes per day. Summit Gold Stream SANTA FE GOLD CORP. The Company has a Gold Stream to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter from Santa Fe Gold Corp.’s (“Santa Fe”) Summit mine, located in New Mexico, U.S.A. (the “Summit Mine”), for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold. Santa Fe provided guarantees with respect to certain minimum payable ounces in the first 18 months after the funding date. Sandstorm is currently in discussions with Santa Fe regarding the deferral of amounts due by Santa Fe to the Company and as such, no amounts have been recognized. Deflector Gold Stream MUTINy GOLD LTD. The Company has a Gold Stream to purchase 15% of the life of mine gold produced from Mutiny Gold Ltd.’s (“Mutiny”) open pit Deflector project, located in Western Australia (the “Deflector Mine”) for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. For consideration, the Company will make an initial upfront payment of $9.0 million and will make a further upfront payment of $29.0 million (the “Second Deposit”) once Mutiny has obtained the balance of funds required to construct the Deflector Mine. Additionally, the Company has agreed to subscribe for $1.0 million in equity as part of a future Mutiny financing. If the Deflector Mine produces more than 85,000 ounces of gold in a calendar year, Sandstorm will make a one-time $4.0 million payment to Mutiny. Mutiny has agreed to refund a pro-rata portion of the upfront deposit in the event that the Deflector Mine does not achieve a completion test within 5.5 years from receipt of the Second Deposit. For a period of 36 months from the date of the Second Deposit, Mutiny will have the option to repurchase up to 50% of the Deflector Mine Gold Stream by making a payment equal to the greater of $24.7 million or the value of 14,472 gold ounces, upon the receipt of which, the percentage of gold that Sandstorm is entitled to purchase shall decrease to 7.5%. The Deflector Mine is a high-grade gold and copper deposit located in the South Murchison, Western Australia. A definitive feasibility study completed in October 2012 projects 55,000 ounces of annual gold production from the Deflector Mine over a 7.5 year mine life. Production will begin from an open pit operation and expand underground, with ore from both the open pit and underground being processed through the existing Gullewa processing facility. Current activities at the Deflector Mine include: . The facility is being upgraded and will include a floatation circuit as well as a revamped mill and gravity circuit, all of which are expected to increase the plant’s capacity to 480,000 tonnes per year for oxide and transition ore during the first two years of production and 380,000 tonnes per year for primary ore thereafter. . Mutiny received the last of the key government approvals required for the commencement of mining at the Deflector Mine. Mutiny continues to work on obtaining the balance of the capital required to finance the Deflector Mine into production.

SANDSTORM GOLD LTD. 2013 First Quarter SECTION ONE MANAGEMENT’S DISCUSSION & ANALYSIS 07 Premier Royalty PREMIER ROyALTy INC. During the three months ended March 31, 2013, and through a series of transactions, the Company acquired 46,678,221 common shares and 6,965,676 warrants of Premier Royalty Inc. (“Premier Royalty”), representing approximately 59.9% of the then currently issued and outstanding shares. Of the warrants, 5,508,176 expire on December 4, 2016 (subject to expiry acceleration provisions) and 1,457,500 of the warrants expire on October 7, 2014. As part of these transactions, the Company entered into a share purchase agreement (the “Agreement”) with Premier Gold Mines Ltd. (“Premier Gold”). Pursuant to the terms of the Agreement, Sandstorm issued Premier Gold 5,604,277 special warrants (“Special Warrants”) each being exercisable into one common share of Sandstorm. Sandstorm has also provided Premier Gold with a temporary credit facility, which expires on July 31, 2013. As at the date of this MD&A, Premier Gold has not drawn on this facility. As a result of Premier Gold having exercised 4.2 million of the Special Warrants, the maximum amount that can be drawn under the facility has been reduced to $17.5 million. The Agreement contains a top up provision whereby if Sandstorm acquires 100% of the remaining issued and outstanding securities of Premier Royalty on or before the 18 month anniversary of the execution of the Agreement (the “Subsequent Acquisition”) and the average price of the securities of Premier Royalty purchased through the Subsequent Acquisition is greater than the per unit price paid by Sandstorm under the Agreement, Sandstorm must pay Premier Gold an amount that is equal to the difference between the per unit price paid under the Agreement, and the average price of the voting securities of Premier Royalty that Premier Gold would have received if Premier Gold sold the common shares and warrants to Sandstorm pursuant to the Subsequent Acquisition. Premier Royalty has a base of existing royalties and a team that is capable of growth through accretive acquisitions. Owning a controlling interest in Premier Royalty gives Sandstorm continued exposure to smaller stream and royalty acquisitions, allowing Sandstorm’s team to focus on transactions that are material to shareholders. Business Combination As a result of acquiring a 59.9% controlling interest in Premier Royalty, the transaction was accounted for as a business combination. As such, the Company is required to consolidate all the operating results of Premier Royalty post acquisition date (January 30, 2013) and reflect the consolidated financial results for both companies. The total consideration of $90.2 million, consisting of (i) $25.8 million cash and (ii) $64.4 million representing the fair value of the Special Warrants was allocated to the identifiable assets acquired, liabilities assumed and non-controlling interest as follows: Acquisition costs: Fair value of 5,604,277 special warrants $ 64,394 Cash paid 25,812 $ 90,206 Allocation of acquisition costs: Cash $ 39,911 Accounts receivable and other 2,243 Mineral properties held for sale 4,261 Royalty interests in mineral properties 72,791 Premier Royalty common share purchase warrants 3,573 Other 39 Goodwill 22,674 Accounts payable and accruals (1,288) Redeemable warrants (1,130) Deferred income tax liability (9,967) Non-controlling interest (42,901) $ 90,206 At March 31, 2013, the Company assessed the goodwill which arose on the acquisition and recognized an impairment charge of $14.0 million. The Company is completing a valuation of the fair value of the net assets of Premier Royalty acquired; therefore, it is likely that the fair values of the assets acquired and liabilities assumed will vary from those shown above and the differences may be material. The determination of the fair value of the assets acquired and liabilities assumed is based upon management’s preliminary estimates. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed above.

SANDSTORM GOLD LTD. 2013 First Quarter SECTION ONE MANAGEMENT’S DISCUSSION & ANALYSIS 08 Mt. Hamilton Royalty SOLITARIO EXPLORATION & ROyALTy CORP. The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is held by Mt. Hamilton LLC (“MH-LLC”) which is 80% owned by Solitario Exploration & Royalty Corp. (“Solitario”) and 20% owned by Ely Gold & Minerals Inc. For consideration, the Company made an initial upfront payment of $6.0 million during the year ended December 31, 2012 and a subsequent $4.0 million payment in January 2013. Sandstorm has granted MH-LLC an option, exercisable prior to December 11, 2014, to repurchase the NSR for $12.0 million provided that MH-LLC enters into a Gold Stream with Sandstorm with an upfront deposit of no less than $30.0 million. In addition, MH-LLC has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton Project. Current activities at the Mt. Hamilton Project include: . In September 2012, Solitario announced a significant resource increase on the Mt. Hamilton Project. A National Instrument 43-101 compliant resource estimate was completed on the Seligman gold and silver deposit situated roughly 1,500 feet north of the Centennial deposit which contains previously reported reserves and resources. The study was prepared by SRK Consulting (U.S.) Inc. and serves to update the previously reported (February 22, 2012) Mt. Hamilton feasibility study. Coringa Royalty MAGELLAN MINERALS LTD. The Company has a 2.5% NSR on the Coringa gold project (the “Coringa Project”) which is located in Para state, Brazil and owned by Magellan Minerals Ltd. (“Magellan”). The Coringa Project is a narrow, high grade vein system extending over an eighteen kilometer strike with exploration upside. For consideration, Sandstorm made an upfront payment of $7.5 million to acquire the royalty in May 2012. As part of the agreement, Magellan has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing at the Coringa Project. Current activities include: . In December 2012, Magellan announced that they had completed a preliminary economic assessment on the Coringa Project and based on the results, engaged a group of consultants to complete a feasibility study on the Coringa Project. Magellan recently announced that the company had commenced diamond drilling at the Coringa Project. An update on the on-going feasibility study is expected by 2014. Revolving Credit Facility During the three months ended March 31, 2013, the Company amended its revolving credit agreement to allow the Company to borrow up to $100 million (the “Revolving Loan”) from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal and National Bank of Canada (the “Syndicate”). The Revolving Loan includes an increase of available credit to $100 million from $50 million (previously entered into on January 10, 2012) and an extension of the term from three years to four years, which is extendable by mutual consent of Sandstorm and the Syndicate. The Revolving Loan will continue to be used for the acquisition of Gold Streams and loan commitments the Company has made to other companies. The amounts drawn on the Revolving Loan remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the Revolving Loan remain subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company’s leverage ratio. As at March 31, 2013, the Company had not drawn down on its credit facility and therefore, the full balance remains available for future acquisitions.

SANDSTORM GOLD LTD. 2013 First Quarter SECTION ONE MANAGEMENT’S DISCUSSION & ANALYSIS 09 Summary of Quarterly Results (in accordance with IFRS) Quarters Ended In $000s Mar. 31, 2013 Dec. 31, 2012 Sep. 30, 2012 Jun. 30, 2012 Total revenue $ 15,364 $ 12,423 $ 15,102 $ 14,954 Gold ounces sold 8,581 7,243 9,066 9,259 Gold sales 14,031 12,423 15,102 14,954 Royalty revenue 1,333 - - - Average realized gold price per ounce 1 1,635 1,715 1,666 1,615 Average cash cost per ounce 1 427 410 408 298 Cash flow from operations 6,963 6,504 10,598 11,258 Cash flow from operations per share (basic) 1 0.08 0.08 0.14 0.16 Cash flow from operations per share (diluted) 1 0.07 0.06 0.12 0.14 Net income (loss) attributable to shareholders of Sandstorm (12,101) 7,367 4,861 5,283 Net income (loss) (12,254) 7,367 4,861 5,283 Basic income per share (0.13) 0.09 0.06 0.07 Diluted income per share (0.13) 0.07 0.05 0.06 Total assets 445,476 341,427 332,436 178,046 Total long-term liabilities 9,622 - - 187 In $000s Mar. 31, 2012 Dec. 31, 2011 Sep. 30, 2011 Jun. 30, 2011 Total revenue $ 13,464 $ 11,125 $ 9,592 $ 5,582 Gold ounces sold 7,946 6,611 5,561 3,706 Gold sales 13,464 11,125 9,592 5,582 Royatly revenue - - - - Average realized gold price per ounce 1,694 1,683 1,725 1,506 Average cash cost per ounce 1 314 407 428 434 Cash flow from operations 9,264 7,843 8,558 2,645 Cash flow from operations per share (basic) 1 0.14 0.12 0.13 0.04 Cash flow from operations per share (diluted) 1 0.11 0.10 0.11 0.04 Net income (loss) attributable to shareholders of Sandstorm 4,416 4,879 4,391 2,261 Net income (loss) 4,416 4,879 4,391 2,261 Basic income (loss) per share 0.06 0.08 0.07 0.04 Diluted income (loss) per share 0.05 0.06 0.06 0.03 Total assets 166,896 152,792 147,607 137,472 Total long-term liabilities - - - - 1. See non-IFRS measures section below.

SANDSTORM GOLD LTD. 2013 First Quarter SECTION ONE MANAGEMENT'S DISCUSSION & ANALYSIS 10

Changes in sales, net income and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of gold, as well as acquisitions of Gold Stream agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company's operating segments for the three months ended March 31, 2013 are summarized in the table below:

In $000s	Ounces sold	Sales and royalty revenues	Cost of sales (excluding depletion)	Depletion	Goodwill impairment	Net income (loss)	Cash flow from operations
Aurizona	3,241	$ 5,343	$ 1,297	$ 538	$ -	$ 3,508	$ 4,046
Bachelor Lake	1,479	2,400	688	879	-	833	1,541
Black Fox	2,213	3,630	1,167	1,653	-	810	2,174
Ming	173	278	-	105	-	173	29
Premier	-	1,333	-	1,051	14,015	(14,393)	(323)
Santa Elena	1,475	2,380	515	651	-	1,214	1,373
Corporate	-	-	-	-	-	(4,399)	(1,877)
Consolidated	**8,581**	**$ 15,364**	**$ 3,667**	**$ 4,877**	**$ 14,015**	**$ (12,254)**	**$ 6,963**

Three Months Ended March 31, 2013 Compared to the Three Months Ended March 31, 2012

For the three months ended March 31, 2013, net loss and cash flow from operations were $12.3 million and $7.0 million, respectively, compared with net income and cash flow from operations of $4.4 million and $9.3 million for the comparable period in 2012. The decrease in net income and cash flow from operations is attributable to a combination of factors including:

- A non-cash impairment charge of $14.0 million on goodwill arising from the Premier Royalty business combination;
- A $1.7 million increase in administration expenses largely driven by (i) the requirement to consolidate 100% of Premier Royalty's administration expenses as a result of the business combination; and (ii) $0.7 million increase in non-cash share based payments arising from the vesting of previously issued options/RSRs; and
- A $1.4 million non-cash loss on the revaluation of the Company's investments in warrants.

For the three months ended March 31, 2013, revenue was $15.4 million compared with $13.5 million for the comparable period in 2012.

The increase is largely attributed to a number of factors including:

- 8% increase in the number of gold ounces sold, due to:
  - i. 26% increase in deliveries relating to the Aurizona Mine's continued ramp up of operations and the timing of the receipt of shipments;
  - ii. 22% increase in deliveries relating to the Black Fox Mine;
  - iii. An additional 1,479 ounces in gold sales from the Bachelor Lake Mine, as Metanor had not begun mining and processing the bulk ore sample from the mine until the second quarter of 2012;
  - iv. 13% increase in deliveries relating to the Santa Elena Mine reflecting the continued ramp up of operations; partially offset by
  - v. 91% decrease in gold sales attributable to the Ming Mine, primarily related to Rambler's commissioning of the copper concentrator and switch from the 1806 gold zone to the 1807 copper zone; and
- The recognition of $1.3 million in royalty revenue arising from the consolidation of Premier Royalty's financial results; partially offset by
- 4% decrease in the average realized selling price of gold.

SANDSTORM GOLD LTD. 2013 First Quarter SECTION ONE MANAGEMENT’S DISCUSSION & ANALYSIS 11 Three Months Ended March 31, 2013 Compared To The Remaining Quarters When comparing net loss of $12.3 million and cash flow from operations of $7.0 million for the three months ended March 31, 2013 with net income and operating cash flow for the remaining quarters, the following items impact comparability of analysis: A non-cash impairment charge of $14.0 million on goodwill arising from the Premier Royalty business combination; An increase in administration expenses largely driven by the requirement to consolidate 100% of Premier Royalty’s administration expenses as a result of the business combination; The recognition of $1.3 million in royalty revenue arising from the consolidation of Premier Royalty’s financial results; Gold sales have increased over course of the last three years as (i) the Aurizona Mine, the Santa Elena Mine, and the Summit Mine began initial production late in 2010; (ii) the Company began purchasing gold from the Black Fox Mine in 2011; (iii) the Ming Mine began mining and processing ore from the high grade gold 1806 zone in 2012; and (iv) the Bachelor Lake Mine began producing from its bulk sample in 2012; A gain of $5.6 million which represents the premium paid by Brigus in exercising its option to repurchase a portion of the Gold Stream was recognized during the three months ended December 31, 2012; a non-recurring gain of $0.8 million was recorded during the three months ended June 30, 2011 relating to the consideration received from the deferment of the Santa Fe production guarantee; and a loss of $1.4 million primarily resulting from the settlement of a foreign exchange contract relating to the conversion of the Company’s Canadian dollar-denominated public offering into US dollars was recognized during the three months ended September 30, 2012. Change In Total Assets The Company’s total assets increased by $104.0 million from December 31, 2012 to March 31, 2013 primarily resulting from (i) the Premier Royalty business combination; and (ii) operating cash flows; which were partially offset by depletion expense. The Company’s total assets increased by $9.0 million from September 30, 2012 to December 31, 2012 primarily resulting from operating cash flow partially offset by depletion expense. The Company’s total assets increased by $154.4 million from June 30, 2012 to September 30, 2012 primarily resulting from the Company’s September 7, 2012 equity financing. Total assets increased by $11.2 million from March 31, 2012 to June 30, 2012; and by $14.1 million from December 31, 2011 to March 31, 2012, primarily resulting from (i) operating cash flows; and (ii) the exercise of warrants; which were partially offset by depletion expense. The Company’s total assets increased by $10.1 million from June 30, 2011 to September 30, 2011; by $4.0 million from March 31, 2011 to June 30, 2011; and by $1.7 million from December 31, 2010 to March 31, 2011, all of which were driven primarily from operating cash flows. Non- IFRS Measures The Company has included, throughout this document, certain non-IFRS performance measures, including (i) average cash cost per ounce; (ii) cash flow from operations per share (basic and diluted); and (iii) average realized gold price per ounce. i. Average cash cost per ounce is calculated by dividing the Company’s cost of sales (excluding depletion) by the number of ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The following table provides a reconciliation of average cash cost of gold on a per ounce basis for the three months ended March 31: 2013 2012 Cost of Sales (excluding depletion) $ 3,667 $ 2,493 Cash cost of sales is comprised of: Total cash cost of gold sold 3,667 2,493 Divided by: Total ounces of gold sold 8,581 7,946 Equals: Average cash cost of gold (per ounce) $ 427 $ 314

SANDSTORM GOLD LTD. 2013 First Quarter SECTION ONE MANAGEMENT’S DISCUSSION & ANALYSIS 12 ii. Cash flow from operations per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. The following table provides a reconciliation of cash flow from operations per share (basic and diluted) for the three months ended March 31: 2013 2012 Cash generated by operating activities $ 6,963 $ 9,264 Divided by: Basic weighted average number of shares outstanding 90,503,390 68,334,516 Diluted weighted average number of shares outstanding 105,485,876 82,148,503 Equals: Operating cash flow per share - basic $ 0.08 $ 0.14 Operating cash flow per share - diluted $ 0.07 $ 0.11 1. Diluted weighted average number of shares outstanding includes stock options and warrants of $2,154,521 and $12,827,965 respectively. iii. Average realized gold price per ounce is calculated by dividing the Company’s sales by the number of ounces sold. The Company presents average realized gold price per ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. The following table provides a reconciliation of average realized gold price per ounce: 2013 2012 Gold sales $ 14,031 $ 13,464 Divided by: Total gold ounces sold 8,581 7,946 Equals: Average realized gold price per ounce $ 1,635 $ 1,694 These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Liquidity and Capital Resources As of March 31, 2013, the Company had cash of $96.9 million (December 31, 2012 – $127.4 million) and working capital of $106.4 million (December 31, 2012 – $141.5 million). The Company invests surplus cash in short-term, high credit quality, money market instruments. As described earlier, the Company has an additional $100.0 million available under its revolving bank debt facility. In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis. During the three months ended March 31, 2013, the Company generated operating cash flows of $7.0 million compared with $9.3 million during the comparable year in 2012, with the difference being primarily attributable changes in non-cash working capital. During the three months ended March 31, 2013, the Company had cash outflows from investing activities of $39.8 million compared with cash inflows of $3.4 million during the comparable period in 2012. The difference is largely attributed to the Company's acquisition of the Entrée Gold Stream; partially offset by (i) the receipt of a $15.0 million payment in connection with the Serra Pelada back-back agreement with Sandstorm Metals & Energy; and (ii) the Premier Royalty cash obtained in the acquisition of Premier Royalty, offset by the cash used by Sandstorm in the making of the Premier Royalty acquisition. During the three months ended March 31, 2013, the Company had net cash inflows from financing activities of $2.9 million, which were primarily comprised of $4.2 million in proceeds from the exercise of warrants, partially offset by credit facility costs of $1.2 million. During the three months ended March 31, 2012, the Company had net cash inflows from financing activities of $8.5 million, which were primarily comprised of $9.4 million in proceeds from the exercise of warrants and share options, partially offset by credit facility costs of $0.9 million.

SANDSTORM GOLD LTD. | 2013 First Quarter | SECTION ONE | MANAGEMENT'S DISCUSSION & ANALYSIS | 13

Contractual Obligations

The Company agreed to contribute up to $10.0 million in capital towards the Phase 1 Expansion at Luna's Aurizona Mine (of which $1.5 million had been contributed as at March 31, 2013). Sandstorm's contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million. In addition, Sandstorm has committed to issue, if requested by Luna, a $20.0 million non-revolving loan facility with a three year term, which may only be used to fund the Phase 1 Expansion and associated exploration costs and may only be drawn up to July 21, 2014. Any amounts drawn must be repaid by November 30, 2015. Under the agreement, the loan will bear interest at a rate per annum of 12%, and have a three year term. Undrawn amounts will be subject to a standby fee of 1.2%. No amounts were drawn as at March 31, 2013.

As part of the Company's Deflector Gold Stream, the Company has agreed to subscribe for $1.0 million in equity as part of a future Mutiny financing. Additionally, if the Deflector Mine produces more than 85,000 ounces of gold in a calendar year, Sandstorm will make a one-time $4.0 million payment to Mutiny.

Sandstorm has provided Premier Gold with a temporary credit facility, which expires on July 31, 2013. As at the date of this MD&A, Premier Gold has not drawn on this facility. As a result of Premier Gold having exercised 4.2 million of the Special Warrants, the maximum amount that can be drawn under the facility has been reduced to $17.5 million.

The Company has a commitment to Sandstorm Metals & Energy to share a reasonable allocation, agreed to by both companies, of costs paid by Sandstorm Metals & Energy that are incurred for the benefit of Sandstorm. Sandstorm Metals & Energy is contractually obligated to make annual rental payments ranging from $0.2 million to $0.4 million during 2013-2016 and Sandstorm will reimburse Sandstorm Metals & Energy for a reasonable allocation of these rental costs.

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of Life of Mine Gold [4,5]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of gold [1,2,3]
Aurizona	17%	$400
Bachelor Lake	20%	$500
Black Fox	8%	$500
Bracemac-McLeod	17.5%	$350
Deflector	15%	$500
Entrée (Gold)	6.77% on Hugo North Extension and 5.13% on Heruga	$220
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$350
Serra Pelada (Gold)	1.5%	$400
Serra Pelada (Platinum)	35%	$200
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400

1. Subject to an annual inflationary adjustment except for Bracemac-McLeod and Ming

2. For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

3. For the Entrée Silver Stream, percentage of life of mine is 6.77% on Hugo North Extension and 5.13% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

4. For the Entrée Gold and Silver Stream, percentage of life of mine is 6.77% on Hugo North Extension and 5.13% on Heruga if the minerals produced are contained 560 metres below in depth.

5. For the Entrée Gold and Silver Stream, percentage of life of mine is 10.15% on Hugo North Extension and 7.7% on Heruga if the minerals produced are contained above 560 metres in depth.

SANDSTORM GOLD LTD. | 2013 First Quarter | SECTION ONE | MANAGEMENT'S DISCUSSION & ANALYSIS | 14

Share Capital

On May 9, 2012, the Company completed a five-for-one consolidation (the "Consolidation") of the Company's common shares. The 349,658,858 common shares issued and outstanding prior to the Consolidation were consolidated to 69,931,771 common shares. The Company's outstanding stock options were adjusted on the same basis with proportionate adjustments being made to the stock option exercise prices.

The Company's listed warrants were not consolidated. Following the Consolidation, each five (5) listed warrants of SSL.WT (expiring on April 23, 2014) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of $3.00. Each five (5) listed warrants of SSL.WT.A (expiring on October 19, 2015) will entitle the holder to purchase one post-Consolidation common share at the adjusted total exercise price of $5.00.

All comparative period information has been adjusted to reflect this Consolidation.

On September 7, 2012 the Company completed a public offering of 15,007,500 units at a price of C$10.00 per unit, for gross proceeds of C$150.1 million ($153.5 million). Each unit was comprised of one common share of the Company and one-third of one listed warrant (SSL.WT.B). In connection with the offering, the Company paid agent fees of C$7.5 million ($7.7 million), representing 5% of the gross proceeds. The amount attributable to common shares was $145.6 million, with the remainder allocated to the warrants. As previously announced, the net proceeds from the public offering have been and continue to be used to finance the acquisition of Gold Streams and royalties (recent acquisitions are described earlier in greater detail).

As of May 8, 2013 the Company had 92,037,964 common shares outstanding.

A summary of the Company's share purchase options as of May 8, 2013 are as follows:

Outstanding	Exercisable	Price per Share (C$)	Expiry Date
505,000	505,000	$2.25	June 16, 2014
140,000	140,000	$2.20	July 6, 2014
200,000	200,000	$2.175	July 28, 2014
20,000	20,000	$3.35	May 19, 2015
1,362,000	1,362,000	$3.40	November 26, 2015
91,000	30,335	$6.30	August 25, 2016
1,139,000	374,338	$6.35	November 25, 2016
150,000	-	$11.78	December 21, 2017
3,607,000	**2,631,673**	**$3.48**	

A summary of the Company's warrants as of May 8, 2013 are as follows:

	Number of Warrants on a Pre-consolidated Basis	Pre-Consolidated Exercise Price Per Warrant	Number of Warrants on a Post Consolidated Basis	Post-Consolidated Exercise Price Per Warrant	Shares to be Issued Upon Exercise of the Warrants	Adjusted Exercise Price Per Share	Expiry Date
SSL.WT	65,997,326	$0.60	-	-	13,199,466	$3.00	April 23, 2014
SSL.WT.A	19,662,599	$1.00	-	-	3,932,520	$5.00	October 19, 2015
SSL.WT.B	-	-	5,002,500	$14.00	5,002,500	$14.00	September 7, 2017
Special Warrants[1]	-	-	1,401,070	-	1,401,070	$0.00	-
	85,659,925	-	**6,403,570**	-	**23,535,556**	-	-

1. *The Special Warrants are exercisable into common shares of the Company at no additional consideration. Premier Gold has the right to exercise up to 25% in each calendar month of the Special Warrants initially granted. The Special Warrants are exercisable until the earlier of: 1) five business days after the first advance of $30 million is made by a lender to Premier Gold providing new credit facilities to Premier Gold; 2) August 5, 2013; and 3) such later date as mutually agreed by the Company and Premier Gold, not to be later than December 31, 2013. Special warrants which are not exercised prior to the expiry date shall be deemed to be exercised immediately prior to the time of expiry.*

The Company has 330,000 Restricted Share Rights ("RSRs") outstanding, none of which had vested as at May 8, 2013.

SANDSTORM GOLD LTD. | 2013 First Quarter | SECTION ONE | MANAGEMENT'S DISCUSSION & ANALYSIS | 15

Key Management Personnel Compensation

The remuneration of directors, those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s		Three Months Ended March 31, 2013		Three Months Ended March 31, 2012
Short-term employee salaries and benefits	$	412	$	279
Share-based payments		822		363
Total key management compensation expense	**$**	**1,234**	**$**	**642**

Financial Instruments

The Company's financial instruments consist of cash, trade receivables and other, investments, loan receivable, trade and other payables and common share purchase warrants of Premier Royalty. All financial instruments are initially recorded at fair value.

CREDIT RISK | The Company's credit risk is limited to cash, trade receivables and other, promissory note and loan receivable in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings and the balance of trade and other receivables owed to the Company in the ordinary course of business is not significant.

CURRENCY RISK | The Company is exposed to the fluctuations of the Canadian to U.S. dollar from time to time as it holds investments denominated in the Canadian dollar.

OTHER RISKS | Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined market value as at March 31, 2013, of $20.0 million (December 31, 2012 - $7.5 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is not subject to significant interest rate or other price risks and the Company's exposure to these risks has not changed significantly from the prior year.

Risks to Sandstorm

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company's annual information form dated February 18, 2013, which is available on www.sedar.com. For additional discussion on risk factors for Premier Royalty, please refer to their annual information form dated April 1, 2013, which is also available on www.sedar.com.

RISKS RELATING TO MINERAL PROJECTS | To the extent that they relate to the production of gold from, or the operation of, the Aurizona Mine, the Serra Pelada Mine, the Santa Elena Mine, the Summit Mine, the Deflector Mine, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Premier Royalty portfolio of royalties, the Hugo North Extension and Heruga projects, the Mt. Hamilton Project, the Coringa Project and the Bracemac-McLeod Mine (the "Mines"), the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold if no gold is produced from the Mines.

SANDSTORM GOLD LTD. 2013 First Quarter SECTION ONE MANAGEMENT’S DISCUSSION & ANALYSIS 16 NO CONTROL OvER MINING OPERATIONS The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. These issues are common in the mining industry and can occur frequently. GOvERNMENT REGULATIONS The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future. INTERNATIONAL OPERATIONS The Aurizona Mine, the Serra Pelada Mine and the Coringa Project are located in Brazil, the Santa Elena Mine is located in Mexico, the Summit Mine and the Mt. Hamilton Project are located in the United States of America, the Deflector Mine is located in Australia, the Hugo North Extension and Heruga projects are located in Mongolia, and each of the Ming Mine, the Black Fox Mine, Bachelor Lake Mine, and the Bracemac-McLeod Mine are located in Canada and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, Mongolia, the United States of America, Australia or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée’s joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Gold Stream. The Serra Pelada Gold Stream cash flow or profitability may be adversely impacted if the Cooperative de Mineracao dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, take any unfavourable actions. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines. INCOME TAXES The Company has a subsidiary in Barbados, Sandstorm Gold (Barbados) Limited, which entered into Gold Streams in connection with the Aurizona, Santa Elena, and Summit transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s past and future profits being

SANDSTORM GOLD LTD. 2013 First Quarter SECTION ONE MANAGEMENT’S DISCUSSION & ANALYSIS 17 subject to increased level of income tax. The Company’s international transactions have not yet been reviewed by the Canada Revenue Agency, and should such transactions be reviewed no assurances can be given that the tax matters will be resolved favorably. The Company’s other Gold Streams and royalties in connection with Serra Pelada, Black Fox, Ming, Defector, Hugo North Extension and Heruga, Bachelor Lake, Mt. Hamilton, Coringa and Bracemac- McLeod transactions have been entered into directly by Canadian based subsidiaries and will therefore, be subject to Canadian, and/or U.S taxation, as the case may be. GOLD PRICES The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of gold. The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. In the event that the prevailing market price of gold is less than $500 per ounce in the case of the Brigus Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $500 per ounce in the case of Deflector Gold Stream, $400 per ounce in the case of the Aurizona Gold Stream, $400 per ounce in the case of the Serra Pelada Gold Stream, $400 per ounce in the case of the Summit Gold Stream, $350 per ounce in the case of the Santa Elena Gold Stream, $350 per ounce in the case of the Bracemac-McLeod Gold Stream, and $220 per ounce in the case of the Hugo North Extension and Heruga Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams. Furthermore, if the gold price drops below the cost of producing gold at the Mines, then the Mines may not produce any gold. As a result, the Company will not be entitled to purchase any gold. PLATINUM PRICES The price of the common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of platinum. The price of platinum fluctuates widely, and is affected by numerous factors beyond the Company’s control such as international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot be accurately predicted. The price of platinum has fluctuated widely in recent years. Other CRITICAL ACCOUNTING ESTIMATES The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the periods presented. Note 3 of the Company’s 2012 annual consolidated financial statements describes all of the significant accounting policies. INTERNAL CONTROLS OvER FINANCIAL REPORTING The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Company’s officers and management are also responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information. Aside from the acquisition described below, during the quarter ended March 31, 2013, there were no changes in the Company’s internal controls over financial reporting that materially affected, or would be reasonably likely to materially affect, such controls. During the three months ended March 31, 2013, the Company acquired a 59.9% interest in Premier Royalty and as such, the Company’s officers and management have limited the scope of the design of the disclosure controls and procedures and the internal controls over financial reporting to exclude controls, policies and procedures of Premier Royalty. Premier Royalty’s financial statements constitute 34% and 20% of current and non-current assets, 51% and 100% of current and non-current liabilities, 100% of royalty revenue and 1% of the net loss for the period ended March 31, 2013.

SANDSTORM GOLD LTD. 2013 First Quarter SECTION ONE MANAGEMENT’S DISCUSSION & ANALYSIS 18 Changes In Accounting Policies ADOPTION OF ACCOUNTING POLICIES The International Accounting Standards Board ("IASB") issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. These standards include the following: . IFRS 10, Consolidated Financial Statements; . IFRS 11, Joint Arrangements; . IFRS 12, Disclosure of Interests in Other Entities; . IFRS 13, Fair value Measurement; . Amended IAS 27, Separate Financial Statements; and . Amended IAS 28, Investments in Associates and Joint ventures. In June 2011, the IASB also issued amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012. Effective January 1, 2013, the Company adopted all of the above standards. The adoption of these standards had no material impact on the consolidated financial statements.

SANDSTORM GOLD LTD. 2013 First Quarter SECTION ONE MANAGEMENT’S DISCUSSION & ANALYSIS 19 This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities exchange Act of 1934, as amended, the united States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; delays in the construction of the Serra Pelada Mine, Ming Mine, the Deflector Mine, the Hugo North Extension and Heruga deposits, the mines underlying the Premier Royalty portfolio of royalties, the Bachelor Lake Mine, Mt. Hamilton mine, the Coringa mine, the Cuiú Cuiú mine or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2012 available at www.sedar.com and www.sec.gov and incorporated by reference herein. Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm’s existing ten Gold Streams and four royalties as well as its future outlook, the mineral reserve and mineral resource estimates for each of the Aurizona Mine, the Serra Pelada Mine, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Deflector Mine, the Hugo North Extension and Heruga deposits, the mines underlying the Premier Royalty portfolio of royalties, the Bachelor Lake Mine, the Summit Mine, the Mt. Hamilton Mine, the Coringa Project, the Cuiú Cuiú Project and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein. Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. FORWARD LOOKING STATEMENTS

SANDSTORM GOLD LTD. 2013 First Quarter SECTION TWO Financial Statements 20 CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SANDSTORM GOLD LTD. 2013 First Quarter SECTION TWO Financial Statements 21 ASSETS Note March 31, 2013 December 31, 2012 Current Cash $ 96,917 $ 127,359 Trade receivables and other 4,101 381 Promissory note - 15,000 Loan receivable 4,000 4,000 Mineral properties held for sale 8 4,210 - $ 109,228 $ 146,740 Non-current Mineral interests and royalties 6 303,143 185,000 Investments 7 19,980 7,542 Deferred financing costs 9 1,880 618 Deferred income tax assets 1,842 386 Other 1,019 1,141 Goodwill 5 8,384 - Total assets $ 445,476 $ 341,427 LIABILITIES Current Trade and other payables $ 1,755 $ 1,247 Mineral interest payable 6 - 4,000 Common share purchase warrants - Premier Royalty 6 1,116 - $ 2,871 $ 5,247 Non-current Deferred income tax liability 11 9,622 - $ 12,493 $ 5,247 EQUITy Share capital 10 $ 318,720 $ 281,495 Reserves 10 58,936 26,852 Retained earnings 15,568 27,669 Accumulated other comprehensive income (loss) (3,908) 164 Total equity attributable to shareholders of Sandstorm $ 389,316 $ 336,180 Total equity attributable to non-controlling interests 43,667 - $ 432,983 $ 336,180 Total liabilities and equity $ 445,476 $ 341,427 Contractual obligations (Note 15) “Nolan Watson”, Director ON BEHALF OF THE BOARD: “David DeWitt”, Director - The accompanying notes are an integral part of these condensed consolidated interim financial statements - CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FINANCIAL POSITION Expressed in U.S. dollars ($000s) unaudited

SANDSTORM GOLD LTD. 2013 First Quarter SECTION TWO Financial Statements 22 Note Three Months Ended March 31, 2013 Three Months Ended March 31, 2012 Sales 16 $ 14,031 $ 13,464 Royalty revenue 16 1,333 - $ 15,364 $ 13,464 Cost of sales, excluding depletion 3,667 2,493 Depletion 4,877 3,677 Total cost of sales $ 8,544 $ 6,170 Gross profit 6,820 7,294 Expenses and other (income) Administration expenses 12 2,945 1,248 Project evaluation 578 114 Foreign exchange loss 194 26 Loss (gain) on revaluation of investments 7 1,398 (66) Finance income (298) - Finance expense 316 127 Other expenses 221 - Goodwill impairment 5 14,015 - (Loss) income before taxes $ (12,549) $ 5,845 Income tax (recovery) expense 11 (295) 1,429 Net (loss) income for the period $ (12,254) $ 4,416 Net (Loss) income attributable to Shareholders of Sandstorm (12,101) 4,416 Non-controlling interests (153) - Net (loss) income for the period $ (12,254) $ 4,416 Basic earnings per share $ (0.13) $ 0.06 Diluted earnings per share $ (0.13) $ 0.05 Weighted average number of common shares outstanding Basic 10 (f) 90,503,390 68,334,516 Diluted 10 (f) 90,503,390 82,148,503 - The accompanying notes are an integral part of these condensed consolidated interim financial statements - CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS INCOME Expressed in U.S. dollars ($000s) unaudited

SANDSTORM GOLD LTD. 2013 First Quarter SECTION TWO Financial Statements 23 Note Three Months Ended March 31, 2013 Three Months Ended March 31, 2012 Net (loss) income for the period $ (12,254) $ 4,416 Other comprehensive income (loss) for the period Items that may subsequently be re-classified to net income or loss: Currency translation differences (1,316) - Items that will not subsequently be re-classified to net income or loss: Unrealized (loss) gain on investments (net of taxes of $1.0 million) 7 (2,922) 103 Total other comprehensive (loss) income for the period (4,238) 103 Total comprehensive (loss) income for the period $ (16,492) $ 4,519 Total other comprehensive (loss) income attributable to Shareholders of Sandstorm (4,072) 103 Non-controlling interests (166) - $ (4,238) $ 103 Total other comprehensive (loss) income attributable to Shareholders of Sandstorm (16,173) 4,519 Non-controlling interests (319) - Total comprehensive (loss) income for the period $ (16,492) $ 4,519 - The accompanying notes are an integral part of these condensed consolidated interim financial statements - CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS COMPREHENSIVE INCOME Expressed in U.S. dollars ($000s) unaudited

SANDSTORM GOLD LTD. 2013 First Quarter SECTION TWO Financial Statements 24 Cash flow from (used in): Note Three Months Ended March 31, 2013 Three Months Ended March 31, 2012 Operating activities Net (loss) income for the period $ (12,254) $ 4,416 Items not affecting cash: » Goodwill impairment 14,015 - » Depletion and depreciation 5,071 3,761 » Deferred income tax (recovery) expense (610) 1,429 » Share-based payment 1,148 478 » Loss (gain) on revaluation of investments 7 1,409 (66) » Unrealized foreign exchange loss 265 6 Changes in non-cash working capital 13 (2,081) (760) $ 6,963 $ 9,264 Investing activities Acquisition of mineral interests and royalties 6 (54,222) - Acquisition of investments and other assets 7 (14,831) (2,011) Funds received from promissory 6 15,000 - Proceeds on disposal of investments 7 339 5,363 Acquisition of Premier Royalty, net of cash acquired of $39.9 million 5 14,099 - $ (39,615) $ 3,352 Financing activities Proceeds on exercise of warrants 4,199 9,393 Share issue costs 10 (117) - Deferred financing costs 9 (1,227) (893) $ 2,855 $ 8,500 Effect of exchange rate changes on cash $ (645) $ (17) Net (decrease) increase in cash (30,442) 21,099 Cash – beginning of the period 127,359 13,073 Cash – end of the period $ 96,917 $ 34,172 - The accompanying notes are an integral part of these condensed consolidated interim financial statements - CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS CASH FLOWS Expressed in U.S. dollars ($000s) unaudited

SANDSTORM GOLD LTD. 2013 First Quarter SECTION TWO Financial Statements 25

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS **EQUITY** Expressed in U.S. dollars ($000s) unaudited

	Note	Share Capital		Reserves						
	Note	Number	Amount	Share Options	Share Purchase Warrants	Compen-sation Warrants	Retained Earnings (Deficit)	Accumulated Other Compre-hensive Income (Loss)	Non-controlling interest	Total
At January 1, 2012		66,340,014	125,466	2,633	17,444	358	5,742	315	-	151,958
Options exercised		52,000	161	(38)	-	-	-	-	-	123
Share based payment		-	-	478	-	-	-	-	-	478
Share issue costs		-	48	-	-	-	-	-	-	48
Warrants exercised		3,089,760	11,417	-	(2,147)	-	-	-	-	9,270
Total comprehensive income		-	-	-	-	-	4,416	103	-	4,519
At March 31, 2012		**69,481,774**	**$ 137,092**	**$ 3,073**	**$ 15,297**	**$ 358**	**$ 10,158**	**$ 418**	**-**	**$ 166,396**
Shares issued		15,007,500	145,607	-	7,874	-	-	-	-	153,481
Shares issued on exercise of compensation warrants		245,510	528	-	234	(358)	-	-	-	404
Options exercised		361,000	995	(161)	-	-	-	-	-	834
Share based payment		-	-	1,227	-	-	-	-	-	1,227
Share issue costs (net of tax)		-	(6,172)	-	-	-	-	-	-	(6,172)
Shares issued on exercise of warrants		914,104	3,445	-	(692)	-	-	-	-	2,753
Total comprehensive income		-	-	-	-	-	17,511	(254)	-	17,257
At December 31, 2012		**86,009,888**	**$ 281,495**	**$ 4,139**	**$ 22,713**	**$ -**	**$ 27,669**	**$ 164**	**-**	**$ 336,180**
Shares issued on exercise of warrants		1,399,768	5,172	-	(973)	-	-	-	-	4,199
Special Warrants issued on acquisition of Premier Royalty		-	-	-	64,394	-	-	-	42,901	107,295
Shares issued on exercise of Special Warrants		2,802,139	32,197	-	(32,197)	-	-	-	-	-
Share issue costs (net of tax of $48)		-	(144)	-	-	-	-	-	-	(144)
Share based payment		-	-	860	-	-	-	-	288	1,148
Dilution of controlling interest in Premier Royalty		-	-	-	-	-	-	-	797	797
Net(loss) for the period		-	-	-	-	-	(12,101)	-	(153)	(12,254)
Other comprehensive loss		-	-	-	-	-	-	(4,072)	(166)	(4,238)
At March 31, 2013		**90,211,795**	**$ 318,720**	**$ 4,999**	**$ 53,937**	**$ -**	**$ 15,568**	**$ (3,908)**	**43,667**	**$ 432,983**

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

SANDSTORM GOLD LTD. 2013 First Quarter SECTION TWO Notes to the Financial Statements 26 1. Nature Of Operations Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007 under the name Sandstorm Resources Ltd. Effective February 17, 2011, the Company changed its name to Sandstorm Gold Ltd. Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm" or the "Company") is a resource-based company that seeks to acquire gold and other precious metal purchase agreements (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine. The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, vancouver, British Columbia, v6C 3A6. These consolidated financial statements were authorized for issue by the board of directors of the Company on May 8, 2013. 2. Basis Of Presentation A STATEMENT OF COMPLIANCE These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting using accounting policies in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and interpretations of the IFRS Interpretations Committee. These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company’s annual December 31, 2012 consolidated financial statements and those listed below. Business Combinations On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred. When the amount of purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized before the purchase price allocation is finalized, the adjustment is allocated to the identifiable assets and liabilities acquired. Subsequent changes to the estimated fair value of contingent consideration are recorded in the condensed consolidated interim statement of income. When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the condensed consolidated interim statement of income. Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, which are not held by the Company and are presented in the equity section of the condensed consolidated statement of financial position. Condensed Consolidated Interim Financial Statements March 31, 2013 Expressed in U.S. dollars — unaudited

SANDSTORM GOLD LTD. 2013 First Quarter SECTION TWO Notes to the Financial Statements 27 When control of a subsidiary is acquired in stages, its carrying value prior to the acquisition of control is compared with the fair value of the identifiable net assets at that date. If fair value is greater/less than the carrying value, a gain/loss is recorded in the condensed consolidated interim statement of income. Goodwill The Company allocates goodwill arising from business combinations to each cash-generating unit or group of cashgenerating units that are expected to receive the benefits from the business combination. Irrespective of any indication of impairment, the recoverable amount of the cash-generating unit or group of cash-generating units to which goodwill has been allocated is tested annually for impairment and when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Any impairment of goodwill is not subsequently reversed. Revenue Recognition Royalty revenue is recognized based upon amounts contractually due pursuant to the underlying royalty agreement. Specifically, revenue is recognized in accordance with the terms of the underlying royalty agreements subject to (i) the pervasive evidence of the existence of the arrangements; (ii) the risks and rewards having been transferred; (iii) the royalty being fixed or determinable; and (iv) the collectability of the royalty being reasonably assured. B BASIS OF PRESENTATION These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. The consolidated financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated. 3. Adoption of Accounting Policies The International Accounting Standards Board ("IASB") issued a number of new and revised accounting standards which are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. These standards include the following: . IFRS 10, Consolidated Financial Statements; . IFRS 11, Joint Arrangements; . IFRS 12, Disclosure of Interests in Other Entities; . IFRS 13, Fair value Measurement; . Amended IAS 27, Separate Financial Statements; and . Amended IAS 28, Investments in Associates and Joint ventures. In June 2011, the IASB also issued amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012. Effective January 1, 2013, the Company adopted all of the above standards. The adoption of these standards had no material impact on the condensed consolidated interim financial statements.

SANDSTORM GOLD LTD. | 2013 First Quarter | SECTION TWO | Notes to the Financial Statements | 28

4. *Financial Instruments*

FAIR VALUE ESTIMATION | The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2.

Level 3 | Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

In $000s		Total		Quoted prices in active markets for identical assets (Level1)		Significant other observable inputs (Level 2)		Unobservable inputs (Level 3)
Long-term investments – *common shares held*	$	13,114	$	13,114	$	-	$	-
Long-term investments – *warrants held*		2,422		2,422		-		-
Long-term investments – *convertible debt*		4,444		-		4,444		-
	$	**19,980**	**$**	**15,536**	**$**	**4,444**	**$**	-
Common share purchase warrants- Premier Royalty		1,116		-		1,116		-

The fair value of the Company's other financial instruments which include cash, trade receivables and other, loan receivable, trade and other payables, and mineral interest payable approximate their carrying value at March 31, 2013.

5. *Acquisition of Premier Royalty*

In January 2013, the Company acquired 46,678,221 common shares and 6,965,676 warrants of Premier Royalty Inc. ("Premier Royalty") (Note 7), representing approximately 59.9% of the currently issued and outstanding shares.

As part of the transaction, the Company entered into a share purchase agreement (the "Agreement") whereby, Sandstorm issued Premier Gold Mines Ltd. ("Premier Gold") 5,604,277 Sandstorm Special Warrants ("Special Warrants") each being exercisable into one common share of Sandstorm. Sandstorm has also provided Premier Gold with a temporary credit facility, which expires on July 31, 2013. As at March 31, 2013, Premier Gold has not drawn on this facility. As a result of Premier Gold having exercised 4.2 million of the Special Warrants (including exercises subsequent to March 31, 2013), the maximum amount that can be drawn under the facility has been reduced to $17.5 million.

The Agreement with Premier Gold contains a top up provision whereby if the Company acquires 100% of the remaining issued and outstanding securities of Premier Royalty on or before the 18 month anniversary of the execution of the Agreement (the "Subsequent Acquisition") and the average price of the securities of Premier Royalty purchased through the Subsequent Acquisition is greater than the per unit price paid by Sandstorm under the Agreement, Sandstorm must pay Premier Gold an amount that is equal to the

SANDSTORM GOLD LTD. 2013 First Quarter SECTION TWO Notes to the Financial Statements 29 difference between the per unit price paid under the Agreement, and the average price of the voting securities of Premier Royalty that Premier Gold would have received if Premier Gold sold the common shares and warrants to the Company pursuant to the Subsequent Acquisition. As a result of acquiring a controlling interest in Premier Royalty, the transaction was accounted for as a business combination. As such, the Company is required to consolidate all the operating results of Premier Royalty post acquisition date (January 30, 2013) and reflect the consolidated financial results for both companies. In accordance with IFRS 3 – Business Combinations, the total consideration of $90.2 million, consisting of (i) $25.8 million cash and (ii) $64.4 million representing the fair value of the Special Warrants was allocated to the identifiable assets acquired, liabilities assumed and non-controlling interest as follows: Acquisition costs: January 30, 2013 Fair value of 5,604,277 special warrants $ 64,394 Cash paid 25,812 $ 90,206 Allocation of acquisition costs: Cash $ 39,911 Accounts receivable and other 2,243 Mineral properties held for sale 4,261 Royalty interests in mineral properties 72,791 Premier Royalty common share purchase warrants 3,573 Other 39 Goodwill 22,674 Accounts payable and accruals (1,288) Redeemable warrants (1,130) Deferred income tax liability (9,967) Non-controlling interest (42,901) $ 90,206 An income approach (being the net present value of expected future cash flows) was used to determine the fair values of the royalty interests in mineral properties. Estimates of future cash flows are based on estimated future revenues and expected conversions of resources to reserves at each of the mineral properties. The excess of the total consideration transferred and the non-controlling interest over the identifiable assets acquired and the liabilities assumed has been recorded as goodwill. As at the date these condensed consolidated interim financial statements, the allocation of the purchase price is based on preliminary estimates and has not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and potential goodwill. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed in the preliminary purchase price allocation and are subject to change. Premier Royalty has a base of existing royalties and a team that is capable of growth through accretive acquisitions. Owning a controlling interest in Premier Royalty gives the Company continued exposure to smaller stream and royalty acquisitions, allowing Sandstorm’s team to focus on transactions that are material to shareholders.

SANDSTORM GOLD LTD. | 2013 First Quarter | SECTION TWO | Notes to the Financial Statements | 30

Goodwill impairment The Company completed its annual impairment test for the goodwill which arose on the purchase of a controlling interest in Premier Royalty and concluded the carrying value of the net assets acquired exceeded the recoverable amount. The recoverable amount has been determined by the fair value less cost to sell method, using quoted market prices for the common shares of Premier Royalty. An impairment charge $14.0 million was recognized in the condensed consolidated interim statement of income at March 31, 2013.

A reconciliation of the goodwill for the period ended March 31, 2013 is set out below:

In $000s		Carrying Amount
At December 31, 2012	$	-
Acquisition of Premier Royalty		22,674
Adjustment on currency translation		(275)
Impairment charge		(14,015)
At March 31, 2013	**$**	**8,384**

6. *Mineral Interests and Royalties*

A CARRYING AMOUNT

As of and for the three months ended March 31, 2012:

	Cost				Accumulated Depletion				
In $000s	Opening	Additions	Buyback	Ending	Opening	Depletion	Inventory Depletion Adjustment	Ending	Carrying Amount
Aurizona, Brazil	$ 21,500	$ -	$ -	$ 21,500	$ 3,026	$ 538	$ -	$ 3,564	$ 17,936
Bachelor Lake, Canada	22,171	500	-	22,671	652	879	(56)	1,475	21,196
Black Fox, Canada	37,758	-	-	37,758	8,299	1,652	-	9,951	27,807
Bracemac-McLeod, Canada	8,032	5	-	8,037	-	-	-	-	8,037
Coringa /Cuiú Cuiú, Brazil	7,893	-	-	7,893	-	-	-	-	7,893
Deflector, Australia	214	9	-	223	-	-	-	-	223
Hugo North Extension and Heruga, Mongolia	-	40,387	-	40,387	-	-	-	-	40,387
Ming, Canada	20,068	-	-	20,068	3,145	105	-	3,250	16,818
Mt. Hamilton, U.S.A	10,048	-	-	10,048	-	-	-	-	10,048
Premier royalty interests in mineral properties (note 5)	-	82,055	-	82,055	-	1,051	-	1,051	81,004
Santa Elena, Mexico	13,342	-	-	13,342	4,405	652	-	5,057	8,285
Serra Pelada, Brazil	60,181	5	-	60,186	-	-	-	-	60,186
Summit, U.S.A.	4,063	-	-	4,063	740	-	-	740	3,323
Total	**$205,270**	**$122,961**	**$ -**	**$328,231**	**$20,267**	**$4,877**	**$(56)**	**$25,088**	**$303,143**

SANDSTORM GOLD LTD. | 2013 First Quarter | SECTION TWO | Notes to the Financial Statements | 31

As of and for the year ended December 31, 2012:

	Cost				Accumulated Depletion				
In $000s	Opening	Additions	Buyback	Ending	Opening	Depletion	Inventory Depletion Adjustment	Ending	Carrying Amount
Aurizona, Brazil	$ 19,977	$ 1,523	$ -	$ 21,500	$ 1,328	$ 1,698	$ -	$ 3,026	$ 18,474
Bachelor Lake, Canada	20,845	1,326	-	22,171	-	599	53	652	21,517
Black Fox, Canada	56,524	-	(18,766)	37,758	2,614	5,659	25	8,299	29,458
Bracemac-McLeod, Canada	32	8,000	-	8,032	-	-	-	-	8,032
Coringa /Cuiú Cuiú, Brazil	-	7,893	-	7,893	-	-	-	-	7,893
Deflector, Australia	-	214	-	214	-	-	-	-	214
Ming, Canada	20,068	-	-	20,068	-	3,145	-	3,145	16,923
Mt. Hamilton, U.S.A	-	10,048	-	10,048	-	-	-	-	10,048
Santa Elena, Mexico	13,342	-	-	13,342	1,473	2,932	-	4,405	8,937
Serra Pelada, Brazil	-	60,181	-	60,181	-	-	-	-	60,181
Summit, U.S.A.	4,063	-	-	4,063	454	286	-	740	3,323
Total	**$ 134,851**	**$ 89,185**	**$ (18,766)**	**$ 205,270**	**$ 5,869**	**$ 14,319**	**$ 78**	**$ 20,269**	**$ 185,000**

B | SUMMARY OF GOLD STREAMS AND ROYALTIES | ***Aurizona Mine*** | The Company has a Gold Stream to purchase 17% of the life of mine gold produced from Luna Gold Corp.'s ("Luna") open-pit Aurizona mine, located in Brazil (the "Aurizona Mine") for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold.

During the year ended December 31, 2012, the Company agreed to contribute up to $10.0 million in capital towards the phase 1 production expansion project ("Phase 1 Expansion") at Luna's Aurizona Mine. Sandstorm's contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million. As at March 31, 2013, the Company had advanced $1.5 million towards the Phase 1 Expansion. In addition, Sandstorm has committed to issue, if requested by Luna, a $20.0 million non-revolving loan facility with a three year term, which may only be used to fund the Phase 1 Expansion and associated exploration costs and may only be drawn up to July 21, 2014. Any amounts drawn must be repaid by November 30, 2015. In conjunction with Sandstorm's capital contribution, Luna has provided the Company with a contractual guarantee that the Aurizona Mine will complete its Phase 1 Expansion by the end of 2013.

Bachelor Lake Mine | The Company has a Gold Stream to purchase 20% of the life of mine gold produced from Metanor Resources Inc.'s ("Metanor") Bachelor Lake gold mine located in Quebec, Canada (the "Bachelor Lake Mine"), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the next 4 years of the Bachelor Lake Gold Stream.

Black Fox Mine | The Company has a Gold Stream to purchase 8% of the life of mine gold produced from Brigus Gold Corp.'s ("Brigus") open pit and underground Black Fox mine, located in Ontario, Canada (the "Black Fox Mine"), and 6.3% of the life of mine gold produced from Brigus' Black Fox Extension (the "Black Fox Extension"), which includes a portion of Brigus' Pike River concessions, for a per ounce payment equal to the lesser of $500 and the then prevailing market price of gold.

Bracemac-McLeod Mine | The Company has a Gold Stream with Donner Metals Ltd. ("Donner"), which it entered into via a back-to-back agreement with Sandstorm Metals & Energy, to purchase 24.5% of the life of mine gold and gold equivalent silver produced from the Bracemac-McLeod property located in Quebec, Canada, which is operated by Xstrata Canada Corporation (the "Bracemac-McLeod Mine"). Donner is the owner of a 35% joint venture interest in the Bracemac-McLeod Mine.

SANDSTORM GOLD LTD. 2013 First Quarter SECTION TWO Notes to the Financial Statements 32 The Company will continue to make ongoing per ounce payments equal to the lesser of $350 and the then prevailing market price of gold. Additionally, the Company has agreed to provide Donner with a $2.0 million loan via a drawdown facility, bearing 7% interest and expiring on February 1, 2014. As at March 31, 2013, no amounts had been drawn. Coringa Project The Company has a 2.5% net smelter returns royalty (“NSR”) on the Coringa gold project (the “Coringa Project”) which is located in Para state, Brazil and owned by Magellan Minerals Ltd. (“Magellan”). For consideration, Sandstorm made an upfront payment of $7.5 million and subscribed for one million shares of Magellan at a price of $0.50 per share. As part of the agreement, Magellan has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing at the Coringa Project. Deflector Mine The Company has a Gold Stream to purchase 15% of the life of mine gold produced from Mutiny Gold Ltd.’s (“Mutiny”) open pit Deflector project, located in Western Australia (the “Deflector Mine”) for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. For consideration, the Company will make an initial upfront payment of $9.0 million and will make a further upfront payment of $29.0 million (the “Second Deposit”) once Mutiny has obtained the balance of funds required to construct the Deflector Mine. Additionally, the Company has agreed to subscribe for $1.0 million in equity as part of a future Mutiny financing. Mutiny has agreed to refund a pro-rata portion of the upfront deposit in the event that the Deflector Mine does not achieve a completion test within 5.5 years from receipt of the Second Deposit. For a period of 36 months from the date of the Second Deposit, Mutiny will have the option to repurchase up to 50% of the Deflector Mine Gold Stream by making a payment equal to the greater of $24.7 million or the value of 14,472 gold ounces, upon the receipt of which, the percentage of gold that Sandstorm is entitled to purchase shall decrease to 7.5%. Hugo North Extension & Heruga Deposit Sandstorm has a Gold Stream with Entrée Gold Inc. (“Entrée”) to purchase an amount equal to 25.7% and 33.8% of Entrée’s 20% share of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively). For consideration, during the three months ended March 31, 2013, the Company paid an upfront cash deposit of $35.0 million and will continue to make ongoing per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver (subject to inflationary adjustments) until approximately 8.6 million ounces of gold and 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price of $500 per ounce of gold and $10 per ounce of silver (subject to inflationary adjustments). Additionally, Sandstorm also purchased 17,857,142 common shares of Entrée (the “Shares”) at a price of C$0.56 per Share for consideration of approximately C$10.0 million. The Company also entered into an agreement with Entree, to purchase an amount equal to 2.5% of Entrée’s 20% share of the copper produced from Hugo North Extension and Heruga, for an upfront payment of $5.0 million. Concurrently, the Company entered into a purchase agreement with Sandstorm Metals & Energy to sell all of the copper purchased from Entrée in return for Sandstorm Metals & Energy making a payment of $5.0 million in shares to Sandstorm Gold and remitting the ongoing per pound payments. The Company also acquired a 0.4% NSR on the future sale of any metals and minerals derived from a portion of the Ann Mason project (which includes the Ann Mason and Blue Hill deposits) in Nevada (the “Ann Mason Project”). In consideration for the royalty, Sandstorm made a $5.0 million payment to Entrée. In addition, Entrée has granted Sandstorm a right of first refusal on any future royalty or metal stream financing for the Ann Mason Project. The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée. Ming Mine The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC’s (“Rambler”) Ming mine, located in Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally.

SANDSTORM GOLD LTD. 2013 First Quarter SECTION TWO Notes to the Financial Statements 33 Mt. Hamilton Project The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is held by Mt. Hamilton LLC (“MH-LLC”) which is 80% owned by Solitario Exploration & Royalty Corp. and 20% owned by Ely Gold & Minerals Inc. For consideration, the Company made an initial upfront payment of $6.0 million during the year ended December 31, 2012 and a subsequent $4.0 million payment in January 2013. Sandstorm has granted MH-LLC an option, exercisable prior to December 11, 2014, to repurchase the NSR for $12.0 million provided that MH-LLC enters into a Gold Stream with Sandstorm with an upfront deposit of no less than $30.0 million. In addition, MH-LLC has provided Sandstorm with a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton Project. Premier Royalty As a result of acquiring a controlling interest in Premier Royalty (note 5), the Company has consolidated Premier Royalty’s mineral interest in the condensed consolidated interim financial statements. A number of the royalty interests are summarized below: . 1% NSR on gold produced from village Main Reef Limited’s Buffelsfontein mine and AngloGold Ashanti Limited’s Mine Waste Solutions tailings recovery project in the Republic of South Africa; . 1% NSR on certain mining claims which comprise the Thunder Creek deposit of the Timmins West mine and ancillary lands, located in Timmins, Ontario; . 1% NSR on yamana Gold Inc.’s Gualcamayo gold mine, which is located in San Juan, Argentina; and . 1.5% NSR on Newmont Mining Corporation’s Emigrant Springs project, which is located in Nevada, United States of America. Prior to the Company acquiring a controlling interest in Premier Royalty, Premier Royalty issued warrants to purchase up to 1.0 million common shares of Premier Royalty at an exercise price of C$2.52 per Premier Royalty share, expiring on November 9, 2014. The holder of the warrants has the right, on 30 days prior written notice, to require Premier Royalty to purchase for cancellation all outstanding warrants for a price of C$1.25 per warrant prior to expiry. A financial liability has been recorded for the Premier Royalty share purchase warrants and has been valued using an annual discount rate of 5% during its two year term. Santa Elena Mine The Company has a Gold Stream to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s (“SilverCrest”) open-pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for a per ounce cash payment equal to the lesser of $350 and the then prevailing market price of gold. Serra Pelada Mine The Company has a Gold Stream with Colossus Minerals Inc. (“Colossus”) to purchase an amount equal to 1.5% of the gold and 35% of the platinum produced from the Serra Pelada mine (the “Serra Pelada Mine”) located in Para, Brazil for ongoing per ounce payments equal to the lesser of $400 per ounce of gold and the then prevailing market price of gold, and the lesser of $200 per ounce of platinum and the then prevailing market price of platinum. The Company is not required to contribute any further capital, exploration, or operating expenditures to Colossus. As part of the transaction, the Company also agreed to purchase 35% of the life of mine palladium produced from the Serra Pelada Mine (the “Palladium Stream”) in exchange for paying a $15.0 million deposit plus ongoing payments of $100 per ounce of palladium. Concurrently, the Company entered into a similar back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”) whereby Sandstorm Metals & Energy purchased the Palladium Stream from Sandstorm in exchange for $15.0 million in cash (which the Company received during the three months ended March 31, 2013). Colossus has guaranteed certain minimum annual deliveries for the initial 10 year period, commencing in 2013, so long as the mine is in operation. Colossus has also provided a guarantee that in the event the Serra Pelada Mine shuts down for a period of 24 months and Sandstorm has not recognized cash flow equal to the initial upfront deposit, then Colossus will refund the balance to Sandstorm. In addition, Colossus has agreed to refund a pro-rata portion of the upfront deposit in the event that the Serra Pelada Mine does not achieve a completion test within 48 months of funding.

SANDSTORM GOLD LTD. 2013 First Quarter SECTION TWO Notes to the Financial Statements 34

Until April 1, 2015, Colossus has the option to repurchase up to 50% of the agreement by making a $39.0 million payment to Sandstorm, upon receipt of which, the percentage of gold and platinum that Sandstorm is entitled to purchase shall decrease to 0.75% and 17.5%, respectively.

Summit Mine The Company has a Gold Stream to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter from Santa Fe Gold Corp.'s ("Santa Fe") Summit mine, located in New Mexico, U.S.A. (the "Summit Mine"), for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold.

Santa Fe provided guarantees with respect to certain minimum payable ounces in the first 18 months after the funding date. Sandstorm is currently in discussions with Santa Fe regarding the deferral of amounts due by Santa Fe to the Company and as such, no amounts have been recognized.

7. *Investments*

In $000s		Fair Value December, 2012		Net Additions (Disposals) March 31, 2013		Fair Value Adjustment March 31, 2013		Fair Value March 31, 2013
Common shares	$	2,518	$	14,756	$	(4,160)	$	13,114
Warrants		472		3,251		(1,301)		2,422
Convertible debt instrument		4,552		-		(108)		4,444
Total	**$**	**7,542**	**$**	**18,007**	**$**	**(5,569)**	**$**	**19,980**

During the period ended March 31, 2013, the Company purchased 17,857,142 common shares of Entrée at a price of C$0.56 per share for total consideration of $9.8 million (C$10.0 million). The Company recognized a loss in other comprehensive income of $3.25 million on these shares during the period ended March 31, 2013.

During the period ended March 31, 2013, the Company received 11,133,333 common shares of Sandstorm Metals & Energy Ltd. at a price of C$0.45 per share. The Company recognized a loss in other comprehensive income of $0.2 million on these shares during the period ended March 31, 2013.

During the period ended March 31, 2013, the Company sold 2,287,500 warrants for gross proceeds of $0.3 million.

As further described in note 5, the Company acquired 6,965,676 warrants of Premier Royalty, of which, 5,508,176 expire on December 4, 2016 (subject to expiry acceleration provisions) and 1,457,500 expire on October 7, 2014. The fair value of the Premier Royalty warrants was determined using a Black-Scholes model using the following weighted average assumptions:

		At March 31, 2013		At January 30, 2013
Premier Royalty common share price	$	1.63	$	1.91
Exercise price	$	2.00	$	2.00
Expected volatility		40%		40%
Risk-free interest rate		1.08%		1.23%
Expected life of warrants		3.09		3.12

The Company recognized a loss in the condensed consolidated statement of income of $1.2 million on these warrants during the period ended March 31, 2013.

The convertible debt instrument was measured using a discounted cash flow model, which includes the contractual cash flows and a yield of 14.7% based upon comparable debt instruments. The Black-Scholes model was used to value the convertibility feature.

SANDSTORM GOLD LTD. 2013 First Quarter SECTION TWO Notes to the Financial Statements 35 8. Mineral Properties Held For Sale Mineral properties held for sale are properties that were acquired as part of the Premier Royalty acquisition (note 5) and include 100% interest in certain mineral properties and a 50% leasehold interest in one property all located in Nevada, USA. Premier Royalty intends to sell these mineral properties within one year’s time so that it may focus on the acquisition of royalty interests on mineral properties. 9. Revolving Loan And Deferred Financing Costs In February 2013, the Company amended its revolving credit agreement to allow the Company to borrow up to $100 million (the “Revolving Loan”) from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal and National Bank of Canada (the “Syndicate”). The Revolving Loan includes an increase of available credit to $100 million from $50 million (previously entered into on January 10, 2012) and an extension of the term from three years to four years, which is extendable by mutual consent of Sandstorm and the Syndicate. The Revolving Loan will continue to be used for the acquisition of Gold Streams and loan commitments the Company has made to other companies. The amounts drawn on the Revolving Loan remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the Revolving Loan remain subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company’s leverage ratio. Under the credit agreement, the Company is required to maintain an interest coverage ratio greater than or equal to 4.00:1, a leverage ratio less than or equal to 3.50:1, 2.50:1, and 2.00:1 for the first two years, third year and fourth year of the Revolving Loan, respectively. The Company is further required to maintain a tangible net worth greater than the aggregate of $109.7 million and 50% of positive net income for each fiscal quarter after September 30, 2012. The Revolving Loan is secured against the Company’s assets, including the Company’s gold interests and investments. As of March 31, 2013, the Company was in compliance with these covenants. As at March 31, 2013, the Company had not drawn down on its credit facility and therefore, the full balance remains available for future acquisitions. Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the debt instrument as presented below: As of March 31, 2012 In $000s Cost Additions Accumulated Amortization Carrying Amount Debt issuance costs $ 893 $ 1,341 $ (354) $ 1,880 As of December 31, 2012 In $000s Cost Additions Accumulated Amortization Carrying Amount Debt issuance costs $ 893 $ 17 $ (292) $ 618 10. Share Capital and Reserves A SHARES ISSUED The Company is authorized to issue an unlimited number of common shares without par value. On May 9, 2012, the Company completed a five-for-one consolidation (the “Consolidation”) of the Company's common shares. All comparative period information for common shares and stock options have been adjusted to reflect this Consolidation.

SANDSTORM GOLD LTD. | 2013 First Quarter | SECTION TWO | Notes to the Financial Statements | 36

B | STOCK OPTIONS OF THE COMPANY | The Company has an incentive stock option plan (the "Option Plan") whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the board of directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 10% of the Company's issued common shares as at the date of the grant.

A summary of the Company's options and the changes for the period are as follows:

	Number of Options	Weighted Average Exercise Price (C$)
Options outstanding at December 31, 2011	3,870,000	3.95
Granted	150,000	11.78
Exercised	(413,000)	2.29
Options outstanding at December 31, 2012 and March 31, 2013	**3,607,000**	**4.47**

A summary of the Company's share purchase options as of March 31, 2013 are as follows:

Number outstanding	Exercisable	Exercise Price per Share (C$)	Expiry Date
505,000	505,000	$2.25	June 16, 2014
140,000	140,000	$2.20	July 6, 2014
200,000	200,000	$2.175	July 28, 2014
20,000	20,000	$3.35	May 19, 2015
1,362,000	1,362,000	$3.40	November 26, 2015
91,000	30,335	$6.30	August 25, 2016
1,139,000	374,338	$6.35	November 25, 2016
150,000	-	$11.78	December 21, 2017
3,607,000	**2,631,673**	**3.48**	

No options were exercised during the period ended March 31, 2013.
The weighted-average share price at date of exercise for the three months ended March 31, 2012 was C$1.88.

A summary of share-based payment recognized is as follows:

In $000s	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Employees	$ 1,148	$ 478

Stock Options of Premier Royalty | Premier Royalty has a share option plan ("Premier Royalty Option Plan") which is restricted to directors, officers, key employees and consultants of Premier Royalty. The number of common shares subject to options granted under the Premier Royalty Option Plan is limited to 10% of the number of issued and outstanding common shares of Premier Royalty at the date of the grant of the option. Options issued under the Premier Royalty Option Plan may be exercised during a period determined by the Board of Directors of Premier Royalty which cannot exceed ten years.

SANDSTORM GOLD LTD. 2013 First Quarter SECTION TWO Notes to the Financial Statements 37 A summary of Premier Royalty’s share purchase options and the changes for the period are as follows: Number of Premier Royalty Options Weighted Average Exercise Price (C$) Options outstanding at January 30, 2013 3,432,497 2.55 Granted 100,000 1.62 Exercised (50,000) (1.40) Forfeited (317,497) (4.44) Options outstanding at March 31, 2013 3,165,000 2.34 A summary of the Premier Royalty’s share purchase options as of March 31, 2013 are as follows: Number Premier Royalty options outstanding Exercisable Exercise Price per Premier Royalty Share (C$) Expiry Date 3,065,000 1,890,000 $2.37 December 11, 2017 75,000 37,500 $1.64 February 18, 2018 25,000 12,500 $1.54 March 1, 2018 3,165,000 1,940,000 2.35 C SHARE PURCHASE WARRANTS A summary of the Company’s warrants and the changes for the period are as follows: Number of Warrants on a Pre-Consolidated Basis Shares to be Issued Upon Exercise of the Warrants Warrants outstanding at December 31, 2011 114,189,822 22,837,964 Issued 5,002,500 5,002,500 Issued upon exercise of Compensation Warrants 613,775 122,755 Exercised (20,019,326) (4,003,865) Warrants outstanding at December 31, 2012 99,786,771 23,959,354 Exercised (6,998,846) (1,399,769) Warrants outstanding at March 31, 2013 92,787,925 22,559,585 A summary of the Company’s warrants as of March 31, 2013 are as follows: Number of Warrants on a Pre-consolidated Basis Pre-Consolidated Exercise Price Per Warrant Number of Warrants on a Post-Consolidated Basis Post-Consolidated Exercise Price Per Warrant Shares to be Issued Upon Exercise of the Warrants Adjusted Exercise Price Per Share Expiry Date SSL.WT 68,122,826 $0.60 - - 13,624,565 $3.00 April 23, 2014 SSL.WT.A 19,662,599 $1.00 - - 3,932,520 $5.00 October 19, 2015 SSL.WT.B - - 5,002,500 $14.00 5,002,500 14.00 September 7, 2017 87,785,425 5,002,500 22,559,585

SANDSTORM GOLD LTD. | 2013 First Quarter | SECTION TWO | Notes to the Financial Statements | 38

D SHARE PURCHASE WARRANTS

A summary of the Company's Special Warrants and the changes for the period are as follows:

	Number of Special Warrants
Special Warrants outstanding at December 31, 2012	-
Issued	5,604,277
Exercised	(2,802,139)
Special Warrants outstanding at March 31, 2013	**2,802,138**

As described further in note 5, the Company issued 5,604,277 Special Warrants to Premier Gold. The Special Warrants are exercisable into common shares of the Company at no additional consideration. Premier Gold has the right to exercise up to 25% in each calendar month of the Special Warrants initially granted. The Special Warrants are exercisable until the earlier of: 1) five business days after the first advance of $30 million is made by a lender to Premier Gold providing new credit facilities to Premier Gold; 2) August 5, 2013; and 3) such later date as mutually agreed by the Company and Premier Gold, not to be later than December 31, 2013. Special Warrants which are not exercised prior to the expiry date shall be deemed to be exercised immediately prior to the time of expiry.

E RESTRICTED SHARE RIGHTS ("RSRs") On April 4, 2011, the Company adopted a restricted share plan (the "Restricted Share Plan") whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the board of directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 800,000 RSRs.

During the year ended December 31, 2012, the Company granted 330,000 RSRs with a fair value of $3.9 million, a three year vesting term, and a weighted average grant date fair value of C$11.78 per unit. No RSRs were granted during the period ended March 31, 2013.

F DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following:

In $000s		Three Months Ended March 31, 2013		Three Months Ended March 31, 2012
Net (loss) income	$	(12,254)	$	4,416
Basic weighted average number of shares [1]		90,503,390		68,334,516
Effect of dilutive securities				
» Compensation warrants - shares		-		193,749
» Compensation warrants - warrants		-		75,700
» Stock options		-		1,692,336
» Warrants		-		11,852,202
» Restricted share rights		-		-
Diluted weighted average number of common shares		**90,503,390**		**82,148,503**

1. The basic weighted average number of shares outstanding includes the issued Special Warrants (note 10 d).

SANDSTORM GOLD LTD. 2013 First Quarter SECTION TWO Notes to the Financial Statements 39 The following lists the stock options and share purchase warrants excluded from the computation of diluted weighted average number of common shares as they were anti-dilutive: Three Months Ended March 31, 2013 Three Months Ended March 31, 2012 Stock Options 2,154,521 - Warrants 12,827,965 - 11. Income Taxes The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes. These differences result from the following items: In $000s Three Months Ended March 31, 2013 Three Months Ended March 31, 2012 Income (loss) before income taxes $ (12,549) $ 5,845 Canadian federal and provincial income tax rates 25.0% 25.0% Income tax expense based on the above rates $ (3,137) $ 1,461 Increase (decrease) due to: » Non-deductible expenses 337 121 » Permanent difference for goodwill impairment 3,713 - » Difference between statutory and foreign tax rates (1,172) (935) » Other (36) $ 782 Income tax (recovery) expense $ (295) $ 1,429 The Company has deductible temporary differences, unused tax losses, and unused tax credits expiring as follows: In $000s Location Amount Expiration Non-capital loss carry-forwards- the Company Canada $ 19,311 2029-2033 Non-capital loss carry-forwards- Premier Royalty Canada $ 8,399 2028-2033

SANDSTORM GOLD LTD. 2013 First Quarter SECTION TWO Notes to the Financial Statements 40 12. Administration Expenses The administration expenses for the Company are as follows: In $000s Three Months Ended March 31, 2013 Three Months Ended March 31, 2012 Corporate administration $ 1,193 $ 279 Employee benefits and salaries 444 328 Professional fees 126 129 Depreciation 34 34 $ 1,797 $ 770 Equity settled stock based compensation (a non-cash expense) 1,148 478 Total administration expenses $ 2,945 $ 1,248 13. Supplemental Cash Flow Information In $000s Three Months Ended March 31, 2013 Three Months Ended March 31, 2012 Change in non-cash working capital » Trade and other receivables $ (1,110) $ (332) » Trade and other payables (971) (428) Net (decrease) increase in cash $ (2,081) $ (760) 14. Key Management Compensation In $000s Three Months Ended March 31, 2013 Three Months Ended March 31, 2012 Short-term employee salaries and benefits $ 412 $ 279 Share-based payments 822 363 Total key management compensation expense $ 1,234 $ 642

SANDSTORM GOLD LTD. | 2013 First Quarter | SECTION TWO | Notes to the Financial Statements | 41

15. Contractual Obligations

GOLD STREAMS

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of life of mine gold [4,5]	Per ounce cash payment: lesser of amount below and the then prevailing market price of gold [1,2,3]
Aurizona	17%	$400
Bachelor Lake	20%	$500
Black Fox	8%	$500
Bracemac-McLeod	17.5%	$350
Deflector	15%	$500
Entrée Gold	6.77% on Hugo North Extension and 5.13% on Heruga	$220
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$350
Serra Pelada (Gold)	1.5%	$400
Serra Pelada (Platinum)	35%	$200
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter	$400

1. *Subject to an annual inflationary adjustment except for Bracemac-McLeod and Ming.*
2. *For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.*
3. *For the Entrée Silver Stream, percentage of life of mine is 6.77% on Hugo North Extension and 5.13% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.*
4. *For the Entrée Gold and Silver Stream, percentage of life of mine is 6.77% on Hugo North Extension and 5.13% on Heruga if the minerals produced are contained 560 metres below in depth*
5. *For the Entrée Gold and Silver Stream, percentage of life of mine is 10.15% on Hugo North Extension and 7.7% on Heruga if the minerals produced are contained above 560 metres in depth*

The Company agreed to contribute up to $10.0 million in capital towards the Phase 1 Expansion at Luna's Aurizona Mine (of which $1.5 million had been contributed as at March 31, 2013). Sandstorm's contribution will be equal to 17% of the capital costs incurred by Luna towards the Phase 1 Expansion to a maximum contribution of $10.0 million. In addition, Sandstorm has committed to issue, if requested by Luna, a $20.0 million non-revolving loan facility (the "Luna Credit Facility") with a three year term, which may only be used to fund the Phase 1 Expansion and associated exploration costs and may only be drawn up to July 21, 2014. Any amounts drawn must be repaid by November 30, 2015. If issued, the Luna Credit Facility will bear interest at a rate of 12% per annum and undrawn amounts will be subject to a standby fee of 1.2%. No amounts were drawn as at March 31, 2013.

As part of the Company's Deflector Gold Stream, the Company has agreed to subscribe for $1.0 million in equity as part of a future Mutiny financing. Additionally, if the Deflector Mine produces more than 85,000 ounces of gold in a calendar year, Sandstorm will make a one-time $4.0 million payment to Mutiny.

SANDSTORM GOLD LTD. | 2013 First Quarter | SECTION TWO | Notes to the Financial Statements | 42

As described in note 5, Sandstorm has provided Premier Gold with a temporary credit facility, which expires on July 31, 2013. As at March 31, 2013, Premier Gold has not drawn on this facility. As a result of Premier Gold having exercised 4.2 million of the Special Warrants (including exercises subsequent to March 31, 2013), the maximum amount that can be drawn under the facility has been reduced to $17.5 million.

The Company has a commitment to Sandstorm Metals & Energy to share a reasonable allocation, agreed to by both companies, of costs paid by Sandstorm Metals & Energy that are incurred for the benefit of Sandstorm. Sandstorm Metals & Energy is contractually obligated to make annual rental payments ranging from $0.2 million to $0.4 million during 2013-2016 and Sandstorm will reimburse Sandstorm Metals & Energy for a reasonable allocation of these rental costs.

16. *Segmented Information*

▶ The Company's reportable segments are summarized in the tables below:

For the three months ended March 31, 2013

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment of goodwill	Net income (loss)	Cash from operations
Aurizona	$ 5,343	$ -	$ 1,297	$ 538	$ -	$ 3,508	$ 4,046
Bachelor Lake	2,400	-	688	879	-	833	1,541
Black Fox	3,630	-	1,167	1,653	-	810	2,174
Ming	278	-	-	105	-	173	29
Premier Royalty	-	1,333	-	1,051	14,015	(14,393)	(323)
Santa Elena	2,380	-	515	651	-	1,214	1,373
Corporate	-	-	-	-	-	(4,399)	(1,877)
Consolidated	**$ 14,031**	**$ 1,333**	**$ 3,667**	**$ 4,877**	**$ 14,015**	**$ (12,254)**	**$ 6,963**

For the three months ended March 31, 2012

In $000s	Sales	Cost of sales	Depletion	Net income (loss)	Cash from (used in) operations
Aurizona	$ 4,325	$ 1,032	$ 379	$ 2,914	$ 3,033
Black Fox	3,055	904	1,262	889	2,060
Ming	3,397	-	1,211	2,186	3,397
Santa Elena	2,280	455	539	1,286	1,595
Summit	407	102	286	19	306
Corporate	-	-	-	(2,878)	(1,127)
Consolidated	**$ 13,464**	**$ 2,493**	**$ 3,677**	**$ 4,416**	**$ 9,264**

SANDSTORM GOLD LTD. 2013 First Quarter SECTION TWO Notes to the Financial Statements 43 Total assets as of: In $000s March 31, 2013 December 31, 2012 Aurizona $ 17,936 $ 18,473 Bachelor Lake 21,311 21,570 Black Fox 28,154 29,471 Bracemac-McLeod 8,037 8,031 Coringa 7,893 7,893 Deflector 223 214 Entrée 40,387 - Ming 17,067 16,923 Mt. Hamilton 10,048 10,048 Premier Royalty 126,010 - Santa Elena 8,914 8,937 Serra Pelada 60,186 60,181 Summit 3,323 3,323 Corporate 95,987 156,363 Consolidated $ 445,476 $ 341,427